[D.R. HORTON, INC. LETTERHEAD]
March 24, 2009
VIA FEDERAL EXPRESS DELIVERY AND EDGAR
Securities and Exchange Commission
100 F. Street, N.E.
Mail Stop 7010
Washington, D.C. 20549
Attention: John Hartz, Senior Assistant Chief Accountant

Re:	D.R. Horton, Inc.
Form 10-K for the fiscal year ended September 30, 2008 Form 10-Q for the period ended December 31, 2008
File No. 1-14122
Ladies and Gentlemen:
On behalf of D.R. Horton, Inc. (the “Company”), I am writing in response to your letter dated March 10, 2009, that contains additional comments from the staff of the Division of Corporation Finance (the “Staff”). For your convenience, the full text of the Staff’s additional comments is reproduced below together with the Company’s responses thereto.
FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2008
General
1.	Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.
Response: Where additional disclosures or other revisions have been requested, we have indicated in our response what the revisions to our expanded disclosures in our quarterly report on Form 10-Q for the quarter ended December 31, 2008 filed on February 6, 2009 or our proposed annual disclosures provided in our response letter dated March 3, 2009, if any, will look like. Similar disclosures will be included in future filings on Form 10-K and Form 10-Q as appropriate.

Securities and Exchange Commission
March 24, 2009

Management’s Discussion and Analysis, page 23
2.	We note your response to prior comment 2. We urge you to continue to find ways to provide additional quantitative disclosures that convey to investors the current and ongoing risks related to the recoverability of your homebuilding assets and financial services assets in a similar manner to your quantitative disclosures regarding inventory. You disclose that your most significant assets, excluding cash, and those whose recoverability are most impacted by industry conditions include inventory, earnest money deposits and pre-acquisition costs related to land and lot option contracts, tax assets, and owned mortgage loans. We urge you to consider whether additional detailed and quantitative disclosures related to these assets can be provided to help investors evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. For example, you may consider disclosing the amount of earnest money deposits and pre-acquisition costs related to land and lot option contracts for specific regions which have been more severely impacted by the challenging conditions in the homebuilding industry.
Response: We continually seek to provide relevant disclosures, both quantitative and qualitative, to inform investors of the assumptions made by the Company in its assessment of the recoverability of its material assets. To that end, we were among the first of our peers to provide quantitative disclosures surrounding our inventory impairment assessment, by disclosing the carrying value of our communities with impairment indicators which were determined to be impaired and those which were determined not to be impaired at a given reporting date. We believe this disclosure provides the best quantitative information we have available to allow insight into our impairment assessment and to assist investors in assessing potential future impairments of our inventory.
With regard to the Staff’s specific suggestion relating to the disclosure of the amount of earnest money deposits and pre-acquisition costs related to land and lot option contracts for specific regions, we note that the balances of earnest money deposits outstanding and related pre-acquisition costs as of December 31, 2008 were $23.2 million and $28.1 million, respectively. To provide a disclosure by region we would replace the third sentence of the seventh paragraph of the “Home Sales Revenue and Gross Profit” section on page 39 of our Form 10-Q for the quarter ended December 31, 2008 with the following:
     We have substantially reduced our portfolio of land and lot option purchase contracts, as well as the outstanding earnest money deposits and pre-acquisition costs associated with such, which totaled $23.2 million and $28.1 million, respectively, as of December 31, 2008. The largest concentrations of these balances were in the South Central (34%), East (22%) and Southeast (17%) regions.

Securities and Exchange Commission
March 24, 2009

We addressed the expected recovery of our tax assets in the “Income Taxes” section of the MD&A within Form 10-Q for the quarter ended December 31, 2008. We quantified the deferred tax asset there and noted the assumption that its realization requires the sale of an adequate number of previously impaired homes. We expect these sales to occur during the normal course of operations in fiscal 2009. This is predicated on market conditions and should this expectation change, we will update this disclosure as necessary in future filings.
We expanded our disclosures regarding the value and valuation methodologies of our owned mortgage loans in Notes G and H to our consolidated financial statements included in Form 10-Q for the quarter ended December 31, 2008. The disclosure provides the information required by SFAS No. 157, which we adopted in the quarter.
We will continue to evaluate our disclosures related to our inventory and our other material assets for potential additional disclosures which we believe would provide meaningful insight to assist an investor in assessing the potential for future impairments of the Company’s assets.
Critical Accounting Policies
Revenue Recognition, page 59
3.	We note your response to prior comment 10. Please expand your disclosures to discuss how you arrive at an estimate for nonperformance risk, provide a sensitivity analysis of this estimate based upon reasonably likely changes, and discuss whether there have been significant changes in this estimate.
Response: Nonperformance risk in determining the fair value of certain assets of our mortgage company would come from either counterparty risk with purchasers of our mortgage loans or counterparties involved in our hedging process.
Loan Purchaser Counterparty Risk — Consistent with fiscal 2008, the Company’s loan originations during the first quarter of fiscal 2009 continued to predominantly be eligible for sale to FNMA, FHLMC, or GNMA (“Agency-eligible”). The Company holds its loan originations for a short time period, typically less than 30 days, before the loans are sold to third-party purchasers. The Company continuously monitors the financial strength of its third-party purchasers and has limited the number of purchasers due to the current volatility in the mortgage and banking environment. Since the Company’s mortgage loan originations are predominantly Agency-eligible, if one of its third-party purchasers could not perform, the Company could sell the applicable loans to other market participants. Although this could potentially result in some delay and/or the Company receiving a slightly lower price for its loan sales, the impact on the Company’s financial statements would be minimal. Consequently, changes in our estimates of this type of nonperformance risk which would result in significantly different fair values of the derivative loan origination commitments or mortgage loans held for sale are not reasonably likely. Due to this assessment of loan purchaser nonperformance risk, we believe that no further disclosure is required at this time. To the extent either the loan products or holding periods change, the Company will include additional disclosures as required.

Securities and Exchange Commission
March 24, 2009

Counterparty Risk on Financial Instruments — The Company utilizes exchange traded derivatives and over-the-counter derivatives to manage its interest rate risk in its mortgage company’s operations. In assessing the fair value of its hedging instruments, the Company has determined the nonperformance risk associated with both types of derivatives to be negligible, and consequently, has not adjusted the quoted market prices for identical or similar assets. The exchange traded derivatives are actively traded on the Chicago Mercantile Exchange which ensures counterparty performance of its market participants. For its over-the-counter traded derivatives the Company actively monitors the financial strength of its counterparties and has limited the number of counterparties utilized in hedging transactions to well-known institutions, with credit ratings equal to or better than AA- or equivalent. In addition, the Company’s credit rating has generally not changed significantly during the short terms of these positions, which generally range from one to four months. Therefore, the Company does not believe changes in its estimates of nonperformance risk to be reasonably likely for either the counterparty or the Company.
However, we will revise our disclosure in future filings to further clarify the limited nature of this nonperformance risk related to these financial instruments. The fourth paragraph of Note H on page 14 of our Form 10-Q for the quarter ended December 31, 2008 would be revised as shown below. Please note that the revisions in this response are underlined and italicized to facilitate the Staff’s review.
     The hedging instruments utilized by the Company to manage its interest rate risk and hedge the changes in the fair value of mortgage loans held for sale are publicly traded derivatives with fair value measurements based on quoted market prices. Exchange-traded derivatives are considered Level 1 valuations because quoted prices for identical assets are used for fair value measurements. The Company had no exchange-traded derivatives at December 31, 2008. Over-the-counter derivatives, such as MBS, are classified as Level 2 valuations because quoted prices for similar assets are used for fair value measurements. The Company mitigates exposure to nonperformance risk associated with over-the-counter derivatives by limiting the number of counterparties and actively monitoring their financial strength and creditworthiness while requiring them to be well-known institutions with credit ratings equal to or better than AA- or equivalent. Further, the Company’s derivative contracts typically have short-term durations with maturities from one to four months. Accordingly, the Company’s risk of nonperformance relative to its derivative positions is also not significant. Nonperformance risk associated with exchange-traded derivatives is considered minimal as these items are traded on the Chicago Mercantile Exchange. After consideration of nonperformance risk, no additional adjustments have been made by the Company to the fair value measurement of hedging instruments.
Any change to financial instrument counterparties that would materially affect nonperformance risk would be addressed by the Company in future disclosures.

Securities and Exchange Commission
March 24, 2009

Notes to the Financial Statements
Note A — Summary of Significant Accounting Policies, page 73
Insurance Claim Costs, page 77
4.	We note your response to prior comment 12. Your proposed disclosures include a broad range of amounts as they cover five policy years. In addition to your current proposed disclosures, please also specifically disclose the extent of your self-insurance in each area that you are self-insured in the current policy year. Please also disclose whether or not you currently have excess loss insurance and, if so, the current amounts at which this insurance coverage begins in each area.
Response: In response to the Staff’s comment, we will revise the first and third paragraph of our proposed disclosures provided in response to prior comment 12 as shown below. Please note that the revisions for this response are underlined and italicized to facilitate the Staff’s review.
     Insurance Claim Costs and Self-Insurance — The Company has, and requires the majority of its subcontractors to have, general liability insurance which includes construction defect coverage. The Company’s general liability insurance policies protect it against a portion of its risk of loss from construction defect and other claims and lawsuits, subject to certain self-insured retentions and other coverage limits. For policy years 2004 through 2009, the Company is self-insured for up to $22.5 million of the aggregate claims incurred, at which point the Company’s excess loss insurance begins, depending on the policy year. Once the Company has satisfied the annual aggregate limits, it is self-insured for the first $10,000 to $1.5 million for each claim occurrence, depending on the policy year. For policy year 2009, the Company is self-insured for up to $22.5 million of the aggregate claims incurred and for up to $0.5 million of each claim occurrence thereafter.
• • •
     Also, the Company is self-insured for the deductible amounts under its workers’ compensation insurance policies. The deductibles vary by policy year, but in no years exceed $0.5 million per occurrence. The deductible for the 2009 policy year is $0.5 million per occurrence.
FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2008
General
5.	Please address the above comments in your interim filings as well.
Response: We will incorporate the responses to the above comments in our next interim filing, which will be our Form 10-Q for the quarter ended March 31, 2009.

Securities and Exchange Commission
March 24, 2009

If you have any questions or comments regarding this filing, please contact Bill W. Wheat, Executive Vice President and Chief Financial Officer of the Company, by telephone at (817) 390-8200 or by telecopy at (817) 390-1715.
Thank you for your attention.

Very truly yours,
/s/ Bill W. Wheat
Bill W. Wheat

cc:	Nudrat Salik, Staff Accountant Thomas B. Montano, Esq., D.R. Horton, Inc. Irwin F. Sentilles, III, Esq., Gibson, Dunn & Crutcher LLP